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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1.

MC and NR-37, MC and NR-38

2.

Interim Financials, CEO/CFO Certifications, Management Discussion & Analysis, for the period ended September 30, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

November 1, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

November 1, 2005

CCN Matthews Newswire Service

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports the discovery of a new high grade uranium showing from its on-going exploration program in southern Newfoundland.  This discovery prompted the Company to acquire an additional 1600 claims totaling 40,000 hectares covering a major geological belt known as the “Hermitage Flexure” which ties together the Blue Hills and White Bear River uranium properties.

The new discovery, named the “Doucette Prospect” consists of stratiform uranium mineralization in metamorphosed sedimentary rocks.  Sixteen composite rock chip samples from this new discovery returned values ranging from 0.13% to 1.32% U3O8 (or approximately 2.8 pounds per tonne to 29.0 pounds per tonne contained U3O8).  Six of these samples contained in excess of 0.67% U3O8 (14.7 pounds per tonne U3O8).  Details are posted on the Company’s website.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-37, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of November, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: November 1, 2005 TSX Venture Exchange: CMD Shares Issued: 39,599,648 News Release: #05-37

NEW URANIUM DISCOVERY – 400 SQUARE KILOMETRES STAKED

Commander Resources Ltd. (CMD-TSX Venture) reports the discovery of a new high grade uranium showing from its on-going exploration program in southern Newfoundland.  This discovery prompted the Company to acquire an additional 1600 claims totaling 40,000 hectares covering a major geological belt known as the “Hermitage Flexure” which ties together the Blue Hills and White Bear River uranium properties.

The new discovery, named the “Doucette Prospect” consists of stratiform uranium mineralization in metamorphosed sedimentary rocks.  Sixteen composite rock chip samples from this new discovery returned values ranging from 0.13% to 1.32% U3O8 (or approximately 2.8 pounds per tonne to 29.0 pounds per tonne contained U3O8).  Six of these samples contained in excess of 0.67% U3O8 (14.7 pounds per tonne U3O8). Refer to the map and complete table of results on the Company’s website.

At the current price of U.S. $33 per pound U3O8, these grades represent very high in situ values. The property has not been previously drilled, is located close to a paved highway, close to a sea port and is in a favourable mining jurisdiction.

The discovery is located on the White Bear River Property, about 500 metres southeast of the #3 uranium prospect where rock chip samples in boulders contain up to 0.56% U3O8 and up to 0.47% U3O8 in outcrop (previously reported).   The Doucette Prospect, discovered by prospector Wayne Doucette using a handheld spectrometer, consists of numerous angular boulders scattered over a distance measuring several hundred metres across the strike of the local stratigraphy.  Two samples collected about 200 metres further south of the Doucette Prospect from similar rocks contained 0.15% U3O8 and 0.06% U3O8.  High count readings from layered rocks resulted in the collection of some 25 composite rock chip samples averaging 1.5 kilograms each.  The Company’s project supervisor, Chris Hutchings, P.Geo believes that the central portion of these boulders is close to a bedrock source.

When considered with the other uranium showings on the Blue Hills – White Bear River properties (previously reported in the Company’s news releases dated July 12, 2005 and August 18, 2005), the Doucette Prospect indicates that widespread uranium mineralization is stratigraphically controlled within the an aerially extensive and continuous sequence of interlayered volcanic and sedimentary rocks of the Hermitage Flexure.  Nearby granites are in both intrusive and unconformable contact and contain at least one of the uranium showings.

Back-hoe trenching and sampling will be undertaken on the new discovery and other high grade uranium showings on the Blue Hills Property.  Prospecting, line cutting, soil sampling and geophysical surveying will continue on selected areas.

Samples were assayed by the Saskatchewan Research Council (SRC) Laboratory using their standard U3O8 extraction method.  Mineralogical examination by petrologist Dr. K.V.Campbell indicates the host rock to be quartz-biotite-muscovite schist metamorphosed from an impure sandstone.  Detailed examination under ultraviolet light shows that the uranium mineralization is concentrated within continuous layers immediately adjacent to biotite-rich bands.

Three other uranium prospects on the White Bear River property were discovered and described initially by Newfoundland government geologist S. O’Brian in the mid 1980’s while his party was mapping the Hermitage Flexure area.  O’Brian’s discoveries were made at the end of the last uranium boom and received little attention until recently.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

November 2, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

November 3, 2005

CCN Matthews Newswire Service

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports that the Company will receive a finder’s fee from Pathfinder Resources Ltd. in conjunction with the acquisition by Pathfinder of 1429 claims aggregating 35,725 hectares in southern Newfoundland.  The finder’s fee payable to Commander, upon receipt of regulatory approval, will consist of 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-38, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of November, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: November 3, 2005 TSX Venture Exchange: CMD Shares Issued: 39,599,648 News Release: #05-38

COMMANDER INCREASES EXPOSURE TO

URANIUM BELT THROUGH ROYALTY AGREEMENT

Commander Resources Ltd. (CMD-TSX Venture) reports that the Company will receive a finder’s fee from Pathfinder Resources Ltd. in conjunction with the acquisition by Pathfinder of 1429 claims aggregating 35,725 hectares in southern Newfoundland.

The finder’s fee payable to Commander, upon receipt of regulatory approval, will consist of 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder.

Commander recently staked an additional 400 square kilometers of land to cover the 50 kilometre long core area of the uranium belt between its Blue Hills and White Bear properties following the discovery on the White Bear Property of a new uranium prospect with grades up to 1.32% U3O8 (see the Company’s news release dated November 1, 2005).  This follows earlier results reported from the Blue Hills Property that included values in outcrop and boulders up to 2.06% U3O8 (see the Company’s news releases dated July 12 and August 18, 2005).

Pathfinder’s claims are located to the east and west of the boundary of Commander’s expanded and 100% controlled property holding (see the map on the Company’s website).  The agreement provides Commander with exposure to a much larger land position in a developing uranium district.

As part of the finder’s fee agreement, should Pathfinder elect to abandon any of its claims, the claims will first be offered to Commander, who, upon election, will be assigned a 100% interest in those claims.  Pathfinder must transfer the claims to Commander with a minimum one year’s assessment work filed.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The Company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FINANCIAL STATEMENTS

For the Nine Months Ended

September 30, 2005

(See Notice)

COMMANDER RESOURCES LTD.
Notice

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. (“the Company”), for the nine months ended September 30, 2005, have been prepared by management and have not been the subject of a review by the Company’s independent auditor.

COMMANDER RESOURCES LTD.
Balance Sheets

	September 30,	December 31,
	2005	2004
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$99,324	$749,464
Cash, exploration funds (Note 12)	-	488,500
Marketable securities (Note 3)	613,229	893,353
Accounts receivable	132,382	41,001
Due from related parties (Note 8)	2,860	18,980
Prepaid expenses	27,459	39,889
Field supplies (Note 4)	84,175	173,152
Deposits	95,845	-
	1,055,274	2,404,339

Mineral properties (Note 5)	11,244,840	8,708,501
Property, plant and equipment (Note 6)	62,769	70,323

	$12,362,883	$11,183,163
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$535,950	$96,151

Future income taxes	685,671	859,577

	1,221,621	955,728
SHAREHOLDERS’ EQUITY

Share capital (Note 7)	24,760,919	23,502,262
Contributed surplus	17,043	9,449
Stock-based compensation (Note 7 (e))	1,097,149	746,157
Deficit	(14,733,849)	(14,030,433)

	11,141,262	10,227,435

	$12,362,883	$11,183,163

Nature of Operations and Going Concern (Note 1)

Commitment (Note 9) Subsequent Events (Note 13)

Approved by the Directors:	“Kenneth E. Leigh”	“Victor A. Tanaka”
	Kenneth E. Leigh	Victor A. Tanaka

COMMANDER RESOURCES LTD.
Statements of Operations and Deficit
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended

	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

Revenue
Production interest	$-	$-	$-	$19,250
Mineral property transactions	-	-	-	63,016
	-	-	-	82,266

General & administrative expenses
Administration	4,500	-	13,500	-
Amortization	5,203	4,635	15,084	12,547
Annual report and meeting	-	646	14,624	8,188
Audit and accounting	21,727	16,628	53,762	45,315
Consultants	10,017	15,450	39,801	47,335
Insurance	8,865	20,250	23,115	20,250
Investor relations and promotion	32,026	34,619	140,761	160,480
Legal	5,361	13,113	14,859	16,331
Office and miscellaneous	12,162	14,780	41,259	63,732
Regulatory and transfer agent fees	4,352	6,331	20,538	25,827
Rent and storage	17,784	9,024	59,400	17,572
Salaries and benefits	46,325	88,375	145,623	280,532
Stock-based compensation	258,342	110,007	368,310	670,250
	426,554	333,858	950,636	1,368,359

Loss before the undernoted	(426,664)	(333,858)	(950,636)	(1,286,093)

Investment income	2,490	4,548	8,672	22,288
Property investigation	(17,521)	(5,679)	(55,870)	(5,851)
Gain/loss on sale of marketable securities	111,623	-	150,519	(14,000)
Write down of marketable securities	(1,000)	-	(9,000)	-
Write down of mineral properties	-	(169,438)	(21,007)	(169,438)

Loss before taxes	(331,072)	(504,427)	(877,322)	(1,453,094)

Future income taxes	323,406	140,401	173,906	553,455

Loss for the period	(7,666)	(364,026)	(703,416)	(899,639)

Deficit, beginning of period	(14,726,183)	(12,521,249)	(14,030,433)	(11,985,636)

Deficit, end of period	$(14,733,849)	$(12,885,275)	$(14,733,849)	$(12,885,275)

Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.02)	$(0.04)

Weighted average number of shares outstanding	36,208,162	25,967,914	32,828,431	24,453,301

COMMANDER RESOURCES LTD.
Statements of Cash Flows
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended

	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

Cash provided from (used for):

Operating activities
Loss for the period	$(7,666)	$(364,026)	$(703,416)	$(899,639)
Items not involving cash:
Amortization	5,203	4,635	15,084	12,547
Gain/loss on sale of marketable securities	(111,623)	-	(150,519)	14,000
Stock-based compensation	258,342	110,007	368,310	670,250
Future income taxes	(323,406)	(140,401)	(173,906)	(553,455)
Write down of marketable securities	1,000	-	9,000	-
Write down of mineral properties	-	169,438	21,007	169,438
	(178,150)	(220,347)	(614,440)	(586,859)
Net change in non-cash working capital items:
Accounts receivable	(50,334)	(27,011)	(91,381)	7,611
Due from related parties	(39)	(1,407)	16,120	27,661
Prepaid expenses	42,665	114,896	12,430	1,531
Field supplies	62,977	(173,152)	88,977	(173,152)
Deposits	15,716	-	(95,845)	330,642
Accounts payable and accrued liabilities	(22,103)	99,723	(57,489)	126,506
	(129,268)	(207,298)	(741,628)	(266,060)

Investing activities
Proceeds from sale of marketable securities	316,498	-	440,643	21,000
Mineral property acquisition and exploration costs	(1,535,399)	(1,923,323)	(2,548,276)	(3,604,844)
Accounts payable and accrued liabilities related to mineral properties	245,735	(157,659)	497,288	409,904
Cash, exploration funds	908,443	733,065	488,500	1,893,328
Purchase of equipment	(1,471)	(14,204)	(7,529)	(60,057)
	(66,194)	(1,362,121)	(1,129,374)	(1,340,669)

Financing activities
Shares issued for cash, net of issue costs	-	1,110,880	1,220,862	2,475,351

Increase (decrease) in cash and cash equivalents	(195,462)	(458,539)	(650,140)	868,622
Cash and cash equivalents, beginning of period	294,786	1,259,411	749,464	(67,750)
Cash and cash equivalents, end of period	$99,324	$800,872	$99,324	$800,872

Supplemental Cash Flow Information (Note 11)

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

1.

Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources or ore reserves.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves;

- the ability of the Company to obtain financing to complete development; and

- future profitable production from the properties or proceeds from disposition.

At September 30, 2005, the Company had working capital of $519,324 which was insufficient to achieve the Company’s revised business objectives for fiscal 2005. Subsequent to September 30, 2005, the Company received additional financing to allow completion of it’s 2005 business objectives. See Subsequent Events Note 13(c).

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b)

Basis of presentation

The accompanying interim financial statements have not been reviewed by an Auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended December 31, 2004.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

2.

Significant Accounting Policies (continued)

(c)

Consolidation of Variable Interest Entities

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005 and the adoption did not have any impact on these financial statements.

(d)

Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. The quoted market value of marketable securities at September 30, 2005 was $975,096.

Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 1,162,500 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director.

4.

Field Supplies

In fiscal 2004, the Company pre-purchased field supplies for the upcoming 2005 Baffin Island exploration program. The supplies consist of fuel, propane, and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut. As at September 30, 2005, the remaining amount of field supplies totalled $84,175.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

5.

Mineral Properties

At September 30, 2005, the Company held mineral properties exclusively in Canada. Expenditures incurred on the mineral properties are as follows:

Sarah Lake	Green Bay	Adlatok 1	Big Hill (1)	Blue Hill, Couteau, White Bear	Stewart (1)	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 417,502	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 2,316,950	$ 8,708,501
Additions during the year:												
Acquisition costs:	-	-	-	13,800	30,420	-	-	-	-	-	1,590	45,810
Exploration costs:												
Administration	-	82	-	347	31	440	-	26,873	2,367	5,965	962	37,067
Drilling	-	1,312	-	137,120	-	75,744	-	976,577	202	7,449	-	1,198,404
Geochemistry	-	-	-	132	10,811	-	-	19,396	5	6,624	3,254	40,222
Geology	7,763	470	6,448	17,288	45,453	6,899	2,554	261,449	9,917	148,535	38,539	545,315
Geophysics -Ground	-	-	200	475	1,259	2,690	200	251,542	360	28,856	539	286,121
Licences and fees	3,431	150	3,800	-	-	-	900	47,230	-	2,957	34,027	92,495
Mobilization/demob.	-	-	-	-	8,491	-	-	306,136	7,450	11,906	-	333,983
Permitting	-	-	-	-	330	-	-	3,203	161	1,520	2,831	8,045
Prospecting	-	-	-	-	31,641	-	-	385	-	11,849	29,407	73,282
Trenching/line cutting	-	-	-	537	3,090	-	-	4,079	-	3,422	-	11,128
	11,194	2,014	10,448	155,899	101,106	85,773	3,654	1,896,870	20,462	229,083	109,559	2,626,062
Less:												
Recoveries	-	(395)	-	-	-	(19,500)	-	(48,330)	(14,673)	-	(31,628)	(114,526)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	-	(21,007)
	-	(21,402)	-	-	-	(19,500)	-	(48,330)	(14,673)	-	(31,628)	(135,533)
Net additions	11,194	(19,388)	10,448	169,699	131,526	66,273	3,654	1,848,540	5,789	229,083	79,521	2,536,339
Balance at September 30, 2005	$ 1,153,120	$ 416,128	$ 128,363	$ 273,496	$ 131,526	$ 483,775	$ 61,173	$ 5,217,167	$ 249,561	$ 734,060	$ 2,396,471	$11,244,840

(1) Included in “Other Properties” in 2004.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

5.

Mineral Properties (continued)

(a)

Sarah Lake Joint Venture, Labrador

The Company owns a 48% interest in the Sarah Lake Joint Venture with partner, Donner Minerals, operator of the joint venture, owning 52%.

(b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c)

Adlatok 1, Labrador

The Company owns a 59.5% interest in the Adlatok 1 property.

(d)

Big Hill, Newfoundland

In February 2004, the Company finalized an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of 260,000 common shares and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

(e)

Blue Hills and White Bear, Newfoundland

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $7,500 and 21,000 common shares were due on signing of the final option agreement. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million.

On March 29, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from a prospector over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $7,000 in cash and 20,000 common shares were due on signing of the final option agreement. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million.

(f)

Stewart, New Brunswick

The Company owns a 100% interest in the Stewart property.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

5.

Mineral Properties (continued)

(g)

Sally, Labrador

The Company owns a 100% interest in the Sally property.

(h)

Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return gold royalty ranging from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(i)

Dewar Lake, Nunavut

The Company has earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds Inc. (“BHP Billiton”) covering just under 400,000 hectares on Baffin Island, Nunavut by incurring $200,000 in expenditures on the property. BHP Billiton retains a net smelter return royalty ranging from 1% to 3% based on gold prices. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(j)

Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company may earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty;

•

on diamonds, a 2% gross overriding royalty; and

•

on base metal production, a 1.5% net smelter return royalty.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

5.

Mineral Properties (continued)

 (k)

Other Properties

The Company holds interests ranging from 30% to 100% in several Canadian properties. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at September 30, 2005 are as follows:

2005

British Columbia
Abe & Pal	$95,907
Tam	61,518
Aten, Link, Mate & Tut	22,970

New Brunswick
Nepisiguit	863,448

Nunavut
Talik	59,340

Newfoundland and Labrador
Sadie	10,502

Ontario
Dorothy	55,619
Matheson	14,213
McVean	8,558
Sabin	88,465

Quebec
Despinassy	88,325

Yukon
Olympic, Rob	1,027,249
Rein	357

$2,396,471

6.

Property, Plant and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 57,240	$ 49,638	$ 7,602
Computer equipment	138,724	105,956	32,768
Leasehold improvements	28,293	5,894	22,399

	$ 224,257	$ 161,488	$ 62,769

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

7.

Share Capital

(a)

Authorized:

Unlimited common shares without par value.

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2004	30,757,590	$23,502,262

Issued for cash and other consideration:
Private placement, net of issue costs (Note 7(c))	5,297,833	1,207,163
Exercise of options, for cash	70,000	13,700
Exercise of options, stock-based compensation		9,724
For mineral property	101,000	28,070

Balance, September 30, 2005	36,226,423	$24,760,919

(c)

Private Placement

On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share. The securities are subject to a four month hold period and may not be traded until October 21, 2005. Finders’ fees paid consisted of $7,980 in cash and 204,166 common shares.

See Subsequent Events 13(c).

(d)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company’s Stock Option Plan, the Company may grant options for the purchase of up to 6,155,518 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at September 30, 2005, the Company had stock options outstanding for the purchase of 3,585,335 common shares with an average remaining contractual life of 3.49 years, of which 3,585,335 stock options had vested and were exercisable.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

7.

Share Capital (continued)

(d)

Stock Options (continued)

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2004	2,839,335	$0.41

Granted	833,000	$0.26
Exercised	(70,000)	$0.20
Expired	(17,000)	$0.56

Outstanding at September 30, 2005	3,585,335	$0.39

The following summarizes information about stock options outstanding at September 30, 2005:

Number of Shares	Exercise Price	Expiry Date

179,332	$0.23	September 11, 2006
430,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
791,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
50,000	$0.34	January 24, 2010
783,000	$0.25	July 19, 2010

3,585,335

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

7.

Share Capital (continued)

(e)

Stock-Based Compensation

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2005:

Risk-free interest rate	2.52%
Expected dividend yield	-
Expected stock price volatility	116.98%
Expected option life in years	3.15

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

(f)

Warrants

The following summarizes information about warrants outstanding at September 30, 2005:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued	Exercised	Expired	Outstanding at September 30, 2005

$0.70	October 27, 2005	35,000	-	-	-	35,000

$0.45/ $0.50	December 8, 2005 /2006	2,500,000	-	-	-	2,500,000

		2,535,000	-	-	-	2,535,000

8.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the commitment disclosed in Note 9, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $2,860 owed by those companies for shared administrative expenses.

(b)

Included in accounts payable is $13,166 owed to Diamonds North Resources Ltd., a company related by virtue of a common director, relating to shared office premises and administrative staff.

(c)

The Company paid or accrued legal fees in the aggregate of $2,152 to a law firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities is $417 owed to the firm.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

9.

Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Some of the companies are related by virtue of common directors. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $68,600.

10.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the comparative fiscal period were derived from a production interest, which was earned in Canada.

11.

Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:

Investing activities:
Shares received for mineral property	$19,000
Shares issued for mineral property	$(28,070)

Financing activities:
Stock-based compensation	$9,724

Other cash flow information:
Interest received	$8,483

12.

Income Taxes

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

September 30, 2005

(Unaudited – See Notice)

13.

Subsequent Events

a)

On October 4, 2005, the Company reported an agreement with prospector Lorne Warren that provides the Company with a 10% Carried Interest in approximately 8400 hectares of mineral claims in the Omineca area of BC and 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company has agreed to transfer title and all associated data for three legacy claims (the TAM claims) totalling 75 hectares owned 100% by the Company which lie within the boundary area of the property and cover a key portion of the Boundary copper deposit.

b)

On October 12, 2005, the Company reported an agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) on the Company’s 100% owned Nepisiguit zinc property, located in the Bathurst area of New Brunswick. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and retained a 2% Net Smelter Returns Royalty (“NSR”) with no buy-down provision. Under a new royalty agreement which replaces the existing agreement between the parties, the Company is providing BHP Billiton with a 2.75% NSR subject to a buy-down provision for the Company of 1.75% NSR for $1.5 million at any time. In exchange for the royalty, BHP Billiton has agreed to waive its 55% earn-back right and will therefore have no future right to earn a participating interest in the property.

c)

On October 21, 2005, the Company completed a non-brokered private placement and issued 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit. Each Unit consisting of one common share and one-half non-transferable share purchase warrant, with each whole warrant is exercisable into one common share to October 20, 2006 at a price of $0.45 per common share. The securities have a hold period and may not be traded until February 21, 2006. Finder’s fees of $2,082 were paid in cash.

d)

On November 1, 2005, the Company reported the discovery of a new high grade uranium showing prompting Company to acquire an additional 1,600 claims totalling 40,000 hectares covering a major geological belt known as the “Hermitage Flexure”.  The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties located in southern Newfoundland.

e)

On November 3, 2005, the Company reported that it will receive a finder’s fee from Pathfinder Resources Ltd. (“Pathfinder”) in conjunction with the acquisition by Pathfinder of 1,429 claims aggregating 35,725 hectares in southern Newfoundland. The finder’s fee payable to the Company, upon receipt of regulatory approval, will consist of 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder.

Management Discussion & Analysis

FORM 51-102F1

For the Nine Months Ended

September 30, 2005

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

________________________________________________________________________________________

Description of Business

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada.  The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on properties in Newfoundland, Labrador, Yukon and British Columbia.  The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the nine months ended September 30, 2005.

Forward-Looking Information and Report Date

This Management Discussion and Analysis (“MD&A”) may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words “anticipate”, “believe”, “estimates”, “expects” and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company’s proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of November 23, 2005 (the “Report Date”).

Highlights for the Three Months Ended September 30, 2005

•

On July 12, the Company reported results for 111 surface rock chip samples collected from the newly-acquired Blue Hills and White Bear River properties located just north of the port of Burgeo on the south coast of Newfoundland.   Results included 18 samples exceeding 0.18% U3O8 and 33 samples exceeding 0.09% U3O8. Highest values reported were 0.56% U3O8, 0.53% U3O8, 0.46% U3O8 and 0.42% U3O8. A total of 57 samples returned values exceeding 0.045% U3O8.

•

On August 18, the Company reported analyses of an additional 17 grab samples collected as part of the initial exploration program on the Blue Hills and White Bear River properties, Newfoundland.  Results included high grade uranium values up to 2% U3O8.

•

On September 7, the Company reported the discovery of a new gold zone on the Ridge Lake Prospect, Baffin Island Project, Nunavut.  Diamond drill hole 05-35 cut 10.63 g/t gold over 8.89 metres including 21.30 g/t gold over 4.24 metres at a depth of 89 metres below surface within a newly recognized lower sulphide iron formation unit.  The discovery opens up the potential for a significant, high-grade resource at a shallow depth.

•

On September 14, the Company reported results from detailed ground work at the Durette Prospect, located about 50 kilometres east of the Ridge lake Prospect on the Baffin Island property.  The work outlined a significant new gold target extending for at least 500 metres along-strike and characterized by a quartz-veined stockwork system in a quartzite unit.  The unit occurs stratigraphically above the silicate and sulphide iron formation units hosting gold at Ridge Lake and Malrok (30 kilometres west of Ridge Lake).  Bedrock channel sample results from Durette included 28.9 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

________________________________________________________________________________________

•

On September 22, the Company commenced the second phase of exploration work on the Blue Hills and White Bear River uranium properties including prospecting, mapping, soil sampling and machine trenching and sampling using a back-hoe.

Subsequent Events to September 30, 2005

•

On October 4, the Company reported an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 8400 hectares of mineral claims in the Omineca area of BC and 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the TAM claims) totaling 75 hectares owned 100% by the Company which lie within the boundary area of the property and cover a key portion of the Boundary copper deposit.

•

On October 12, the Company reported an agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) on the Company’s 100% owned Nepisiguit zinc property, located in the Bathurst area of New Brunswick. Under the agreement, which replaced the existing agreement between the parties, the Company provided BHP Billiton with a 2.75% NSR subject to a buy-down provision for the Company of 1.75% NSR for $1.5 million at any time. In exchange for the royalty, BHP Billiton agreed to waive its 55% earn-back right foregoing any future rights to earn a participating interest in the property.

•

On October 19, the Company reported results for the final seven diamond drill holes of the 2005 exploration program on the Ridge Lake Prospect, Baffin Island. The holes were successful in extending the near-surface gold system more than 600 metres west from the high grade gold zone where hole 05-35 returned 21.30 grams per tonne gold over 4.24 metres in a lower sulphide iron formation.  Hole 05-44, the most westerly and southerly of the holes drilled this year intersected 15.13 grams per tonne gold over 1.67 metres in the lower sulphide iron formation, 175 metres west and down-dip from hole 04-02 (17.48 grams per tonne gold over 2.15 metres).  The interval appears to be continuous up-dip to exposed surface mineralization and opens the system to the south and west.

•

On October 21, the Company completed a non-brokered private placement of 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit, for gross proceeds of $1,158,837.

•

On November 1, the Company reported the discovery of a new high grade uranium showing on its White Bear River property in southern Newfoundland.  The new showings are hosted in sandstone boulders in an area largely covered by overburden.  Values up to 1.32% U3O8 were recovered from the showing area.   The discovery prompted the Company to acquire an additional 1,600 claims totalling 40,000 hectares covering a major geological belt known as the “Hermitage Flexure”. The estimated cost of the paper staking is $90,000. The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties.

•

On November 3, the Company reported that it will receive a finder’s fee from Pathfinder Resources Ltd. (“Pathfinder”) in conjunction with the acquisition by Pathfinder of 1,429 claims aggregating 35,725 hectares to the east and west of the Company’s uranium property holdings in southern Newfoundland. The finder’s fee payable to the Company, upon receipt of regulatory approval, will consist of 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder.  In order to provide the Company with exposure to a larger area without any cost or risk, the Company provided Pathfinder with an overview of the area in confidence.  Pathfinder elected to acquire ground and the Company received the finder’s fee.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

___________________________________________________________________________________________________________________________

At September 30, 2005, the Company held mineral properties exclusively in Canada.   Exploration activity and expenditures incurred on the Company’s properties are tabulated and discussed in more detail below.

(1) Included in “Other Properties” in 2004.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

BAFFIN ISLAND PROJECT, NUNAVUT

The Company’s principal project is located in Canada’s far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns. The Company preliminary budget for the 2005 Baffin Island exploration program as follows:

Table 1 – Baffin Island Budget

	Preliminary	Cost to Date
	Budget	Actual	Variance
Administration	$50,000	$35,205	$14,795
Drilling	550,000	984,228	(434,228)
Geochemistry	100,000	26,025	73,975
Geology	120,000	419,901	(299,901)
Geophysics -Ground	470,000	280,758	189,242
Licences and fees	40,000	50,187	(10,187)
Permitting	-	4,884	(4,884)
Mobilization/demob.	-	325,492	(325,492)
Prospecting and trenching	670,000	19,735	650,265
	$2,000,000	$2,146,415	$(146,415)

Reallocate Licence and fees		49,396.00
Drilling	0.6%	29,637.60
Geochemistry	0.1%	6,569.67
Geology	0.1%	6,569.67
Geophysics	0.1%	6,619.06

Reallocate Mobilization		246,287.00
Drilling	0.6%	147,772.20
Geochemistry	0.1%	32,756.17
Geology	0.1%	32,756.17
Geophysics	0.1%	33,002.46

Cost to date for Baffin Island reflects the combined expenditures for the Qimmiq, Dewar Lake and Bravo Lake properties at September 30, 2005. The overall program was less than 10% over budget with large variances reflecting Management’s decision to focus resources on the drill program and reduction of the ground geophysics, prospecting and channel sampling programs.

Mobilization/demob costs include moving supplies into the field and ongoing camp costs. These costs will be allocated based on a percentage of man days attributed to the three properties.

Exploration by the Company on the Qimmiq, Dewar and Bravo Lake properties on central Baffin Island from 2003 to 2005 resulted in the discovery of 14 gold occurrences over a strike length of 140 kilometres. The principal exploration target on the property is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA.  Potential also exists on the property for Broken Hill-type zinc-silver and Raglan-Type nickel-copper deposits.

The area is underlain by a sequence of Lower Proterozoic (1.9 billion years old) sedimentary and volcanic rocks. The Bravo Lake Formation is the principal unit of economic interest on the property and is host to the fourteen known gold occurrences including Malrok, Ridge Lake and Durette. Diamond drilling has only been carried out on the Malrok and Ridge Lake prospects.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

Exploration work to date has discovered at least two separate iron formation units within the target Bravo lake Formation, each containing high grade gold values.  The upper iron formation is a “silicate” garnet-amphibole-sulphide-bearing unit and the lower is a “sulphide” pyrrhotite-arsenopyrite iron formation within a thick sulphidic sediment package.  In each unit, gold has been discovered primarily as free gold, disseminated, within quartz veins and associated with fractures in arsenopyrite.   In addition, evidence for strong stockwork quartz-veined high-grade gold mineralization in a quartzite unit has been recognized at the Durette Prospect at a higher level in the sequence providing evidence for localized mineralized centres.

The results to date confirm the potential for thick, high-grade gold zones within 100 metres of surface on the property. The Company is highly encouraged and believes there is excellent potential for an economic gold resource to be found.

Qimmiq Property (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold and base metals on Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. The two main prospects: Malrok, which was drill-tested in 2004, and; Ridge lake, the focus of the 2005 program are located on the Qimmiq property.  The 2005, program was designed to follow-up encouraging results from the 2003 and 2004 programs.  The 2005 project included detailed geological mapping, prospecting, ground Electromagnetic (“EM”) and Magnetic (“Mag”) geophysical surveys and diamond drilling.

Qimmiq Exploration Program

The first phase of the 2005 field program commenced in early May consisting of a ground Magnetic (Mag) geophysical survey covering the 3.5 kilometre Ridge Lake prospect and a portion of the Peninsula prospect area. The geophysical program was followed by geological mapping and prospecting commencing on June 18th. The diamond drilling program commenced on July 15th. Additional geological mapping was focused on Ridge lake West and some infill channel sampling was completed. In addition, detailed geological mapping, channel sampling, ground Mag and Electromagnetic (EM) surveying was completed on the Durette Prospect and to a lesser extent on the Qim5 prospect area.

The Ridge Lake prospect is 3.5 kilometres long within a prominent east-west structural corridor defined by strong folding, locally intense shearing and alteration. The Company drilled 2,758 metres in 32 holes in 2005 on the Ridge Lake prospect with an average hole depth of about 75 metres. The drill holes were spotted using surface geology, surface gold mineralization and the results from limited 2004 drilling, airborne and ground geophysical data.

The 2005 program was highlighted by hole 05-35 which cut 10.63 g/t gold over 8.89 metres including 21.30 g/t gold over 4.24 metres at a shallow depth of 89 metres. The intercept is within the lower gold-bearing sulphide iron formation unit that starts at surface and remains open. Hole 05-35 was the deepest of several drilled in a pattern to follow-up hole 04-08 drilled in 2004 that intersected 5.44 g/t gold over 2.48 metres.   Holes drilled 50 to 80 metres to the west and north of 05-35 intersected the same thick gold-bearing lower iron formation at shallower depths with gold grades ranging from 2.8 g/t to 5.4 g/t gold.  Approximately 500 metres to the west, the same lower sulphide iron formation was intersected following high-grade

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

intercepts in 2004 that included 17.48g/t over 2.15 metres.   The most westerly and southerly of the holes drilled this year (05-44), intersected 15.13 grams per tonne gold over 1.67 metres in the lower iron formation, 650 metres west of hole 05-35 and 175 metres west and down-dip from hole 04-02 (17.48 grams per tonne gold over 2.15 metres). The interval appears to be continuous up-dip to exposed surface mineralization and opens the system to the south and west.

The upper silicate iron formation on the Ridge Lake Prospect also shows potential with results that included 14.16 g/t gold over 1.62 metres (05-32), 10.24 g/t gold over 1.90 metres (05-19) and 9.34 grams per tonne gold over 1.99 metres (05-38).

Surface gold mineralization is known from several additional areas extending more than 1,000 metres further west from hole 05-44. The gold system is also open for more than 1,000 metres to the east of hole 05-35 where there has either been no drilling or very shallow drilling that did not drill deep enough to intersect the lower iron formation. The potential for additional significant high grade gold mineralization remains open in all directions.

A summary of selected drill results:

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

No work was completed on the Malrok Prospect in 2005.  At Malrok, located 30 kilometres to the west of Ridge Lake, gold mineralization has been traced through surface sampling and drilling over a strike length of approximately two kilometres.  The gold is hosted in the upper silicate iron formation, but drilling has not penetrated deep enough to intersect the lower iron formation target.  Drilling results down to 50 metes depth included 15.12 g/t gold over 3.0 metres and 12.1 g/t gold over 3.3 metres. The shallow gold zone with local high grade sections extends down-dip from surface for at least 130 metres and remains open along strike and down dip.

Qimmiq Future Developments

The next phase of drilling at Ridge Lake will be a series of fences to expand the high-grade zone in the vicinity of hole 05-35 and test the lower iron formation on the eastern portion of the Ridge Lake Prospect. Detailed additional drilling will be planned to find the thicker, higher grade gold zones between the area of hole 05-35 and 05-44 and extending to the west and south. Step out drill holes further west along the Ridge Lake prospect and down-dip to the south to follow-up other high-grade surface gold showings are now warranted based on the drill success to date.

Additional drill-testing is warranted at Malrok to follow-up the high-grade results from 2004 and to test at depth for the lower sulphide iron formation discovered at Ridge Lake.

Dewar Lake, Nunavut (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres.  The Company earned a 100% interest in the property with completion of the 2004 program.

Bravo Lake, Nunavut (Gold Project)

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits on Baffin Island, Nunavut.

Bravo Lake Exploration Program

Work on the Bravo Permits in 2005 was focused on the Durette and 2369 prospect areas at the eastern end of the property (approximately 40 kilometres to the east of Ridge Lake). Detailed geological mapping, ground magnetic and electromagnetic surveys and channel sampling were completed. A total of 179 channel samples and 121 grab samples were collected from Durette/2369.

Bravo Lake Exploration Results

An intense plumbing system with high-grade gold in a quartz stockwork system hosted by quartzite was outlined at the Durette Prospect. Extensive chip and channel sampling returned 40 samples exceeding 1 gram per tonne gold, with 10 of these samples ranging from 11 to 47 grams per tonne gold. The best channel samples were 28.9 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres. The samples were scattered along a 500 metre strike length which ran into a lake at the east end and was covered by overburden to the west. 250 metres further west from the main area a single grab sample contained 17 grams per tonne gold.  The quartzite unit occurs stratigraphically above the iron formation horizons that host gold at Ridge Lake and Malrok and it is anticipated that the two gold-bearing iron formations will be found at depth at Durette within a very intense mineralized system.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

Blue Hills and White Bear, Newfoundland (Uranium Project)

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant to purchase 250,000 common shares exercisable at a price of $1.00 per share and completing $1,000,000 in exploration work.

To date, the Company has paid $7,500 and issued 21,000 common shares. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined and will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1.0 million.

On March 29, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from a prospector over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. To date, the Company has paid $7,000 in cash and issued 20,000 common shares. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million.

Blue Hills and White Bear Exploration Program

The Company completed the first phase of its field program consisting of prospecting, sampling and mapping on the Blue Hills and White Bear uranium project, located just north of the port of Burgeo on the south coast of Newfoundland. The properties have not been previously drilled, are located close to a paved highway and power line, close to a sea port and are in a sparsely vegetated area.

Field crews equipped with handheld scintillometers successfully located the main mineral showings in outcrop and boulder fields that were reported and documented by Shell Minerals, and worked by the Central Electricity Generating Board (CEGB) in the early 1980’s.

More than 100 rock chip and channel samples were collected from boulder and outcrop exposures where radiometric anomalies were recorded. Samples collected averaged 2 to 3 kilograms each consisting of an aggregate of numerous rock chips. A few saw-cut channel samples and a number of single “grab” samples were collected.

Blue Hills and White Bear Exploration Results

Results from 111 samples analyzed included numerous high-grade values with 18 samples exceeding 0.18% U3O8 and 33 samples exceeding 0.09% U3O8. Highest values reported were 0.56% U3O8, 0.53% U3O8, 0.46% U3O8 and 0.42% U3O8. A total of 57 samples returned values exceeding 0.045% U3O8.

Results for approximately 15 individual grab samples collected from specific sites in the area of the larger samples and from outcrop and boulders verified historical results reported by Shell Canada and CEGB. On Blue Hills, bedrock samples on the Main prospect ran 2.06% U3O8 and 0.422 % U3O8. On the White Bear River Property, three angular boulders from the #3 prospect returned values from five samples including 0.564% U3O8, 0.512% U3O8 and 0.714% U3O8.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

Mineralization on the properties appear to be stratabound.  At the “Main” prospect on Blue Hills, 21 samples returned in excess of 0.09% U3O8 and 10 samples were in excess of 0.18% U3O8. A composite of three consecutive saw-cut channel samples from a bedrock exposure graded 0.11% U3O8. over 1.5 metres. The best rock chip sample ran 0.56% U3O8 from another part of the bedrock exposure. At the #4 Boulder Prospect, located about 600 metres to the east along strike from the Main prospect, 2 samples returned 7.84 pounds per tonne and 4.32 pounds per tonne U3O8. The main host rocks are fine-grained felsic volcanics with strong silica and sericite alteration.

A new discovery, named the “Doucette Prospect” was made by prospector Wayne Doucette using a handheld spectrometer.  The new discovery consists of stratiform uranium mineralization in metamorphosed sedimentary rocks.  The Doucette Prospect consists of numerous angular boulders scattered over a distance measuring several hundred metres across the strike of the local stratigraphy. Sixteen composite rock chip samples from this new discovery returned values ranging from 0.13% to 1.32% U3O8. Six of these samples contained in excess of 0.67% U3O8.

The discovery is located on the White Bear River Property, about 500 metres southeast of the #3 uranium prospect where rock chip samples in boulders contain up to 0.56% U3O8 and up to 0.47% U3O8 in outcrop. Two samples collected about 200 metres further south of the Doucette Prospect from similar rocks contained 0.15% U3O8 and 0.06% U3O8. High count readings from layered rocks resulted in the collection of some 25 composite rock chip samples averaging 1.5 kilograms each.

Blue Hills and White Bear Future Plans

The current exploration program in southern Newfoundland will continue until the end of November.  Trenching of the main prospect at Blue Hills and the new “Doucette Prospect” on White Bear is planned.  Additional prospecting and ground geophysical surveys are also planned.  Results of this next work will be used to plan the next program which may include a winter trenching and/or drill program.

Results of Operations

-Current Quarter Results

Cash and cash equivalents of $99,324 decreased $195,462 from the previous quarter, as cash was used to fund operating and investing activities. Operating activities used $129,268 of which general and administrative expenses used $178,150 and non-cash working capital items provided $48,882. Investing activities used $66,194 with mineral property acquisitions and exploration costs using $1,535,399 while cash exploration funds provided $908,443.

General and administrative expenses of $426,664 represented a $244,006 increase from the previous quarter $182,658. The increase was largely due stock-based compensation expense. Other fluctuations from the previous quarter are noted below:

•

Stock-based compensation expense of $258,342 (Q2 - $7,855) represented the vesting of 808,000 stock options. On July 20, 2005, the Company granted 783,000 stock options to directors, officers, employees and consultants all of which vested during the quarter.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

•

Gain on sale of marketable securities of $111,623 (Q2 - $38,896) reflects the sale of investments to provide working capital for the Company. During the quarter, the Company sold 387,000 shares of Diamonds North Resources Ltd.

•

Future income taxes $323,406 (Q2 - $222,958) reflects the net expenditure of flow-through exploration funds whereas the previous quarter reflected the net receipt from the June 22, 2005 flow-through financing.

-Nine months ended September 30, 2005 compared with the Nine months Ended September 30, 2004

The Company had no revenues for the nine months ended September 30, 2005 whereas the comparative period included $19,250 for the final payment of the Company’s production interest in the Hammerdown/Rumbullion Gold Deposit and $62,788 in mineral property transactions. General and administrative expense of $950,636 (2004 - $1,368,359) represented a $417,723 decrease over fiscal 2004. Notable fluctuations in comparison to the comparative period are:

•

Investor relations and promotion expense of $140,761 has decreased from the comparative fiscal period. The current period includes cost associated with full-time employment of a corporate communications person. A breakdown as follows:

	Q3 - 2005	Q3 – 2004

Administration	$28	$12,721
Conferences and trade shows	53,271	71,062
Consulting, wages and benefits	50,172	6,524
Media	8,631	34,290
Promotion and advertising	28,659	35,883
	$140,761	$160,480

•

Salaries and benefits expense of $145,623 (2004 - $280,532) represented a $134,909 decrease over 2004.   Higher costs in 2004 were due to expenses related to hiring of a new President. The costs included a signing bonus paid to the new President to facilitate vacating his former position early and the transition period when compensation was paid to both the new and former presidents.

•

Stock-based compensation expense of $368,310 (2004 - $670,250) represented the vesting of 1,058,000 stock options. Stock-based compensation expense is a non-cash item.

For the nine months ended September 30, 2005, the Company’s loss before taxes was $877,322 (2004 - $1,453,094). The loss after a future income taxes of $173,906 (2004 - $553,455) was $703,416 (2004 - $899,639). The Company does not anticipate paying cash dividends during fiscal 2005.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

Summary of Quarterly Results, For the Three Months Ended:

	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30
	2003	2004	2004	2004	2004	2005	2005	2005
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Mineral expenditures, net	$73,699	$127,928	$1,553,593	$1,923,323	$149,112	$183,624	$829,253	$1,535,399

Revenues	$81,360	$19,478	$62,788	$-	$(228)	$-	$-	$-
G&A (incl. stock comp.)	$332,928	$413,530	$620,971	$333,858	$284,807	$341,314	$182,658	$426,664
Stock comp. expense	$163,919	$166,885	$393,358	$110,007	$7,855	$102,113	$7,855	$258,342
G&A (less stock comp.)	$169,009	$246,645	$227,613	$223,851	$276,952	$239,201	$174,803	$168,322
Income (loss)	$(2,502,509)	$(367,358)	$(168,255)	$(364,026)	$(459,486)	$(286,261)	$(409,489)	$(7,666)

Income (loss) per share
-basic and diluted	$(0.14)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$-

Weighted avg. common shares
-basic and diluted	17,677,629	18,004,378	22,890,063	25,967,914	25,314,313	30,764,701	31,452,614	36,208,162

The Company’s predominant exploration project is currently on Baffin Island, Nunavut in Canada’s far north and is subject to seasonal working conditions. The Company’s exploration program on this project typically runs during the spring and summer to early fall periods so most of the expenditures are incurred during the second and third quarters.  In 2004, the Company’s net mineral expenditures for these two quarters was $1,553,593 and $1,923,323.  In 2005, the Company’s net mineral expenditures for these two quarters was $829,253 and $1,519,683. Cost for the 2005 exploration program was less than 2004 as the Company did not fly an airborne geophysical survey and drilled fewer total metres.

Since the adoption of the CICA accounting standard for stock-based compensation in the fourth quarter of fiscal 2003, the Company’s general and administrative quarterly expense has increased and has been subject to large fluctuations. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included “adjusted general and administrative expense” without the stock-based compensation expense included which is more reflective of normal operations.

In 2004, overall general and administrative expenses have increased as the Company increased investor relations activity in promoting the Company’s activities and overlap cost for the transition of the new President. In 2005, general and administrative expenses are expected to be lower in comparison to 2004.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

Liquidity

At September 30, 2005, the Company had $519,324 in working capital, which was not sufficient to complete the Company’s revised business objectives for 2005. Management decided to expand exploration work on the Newfoundland uranium project. Based on encouraging results, the Company staked additional ground to cover the area between the Blue Hills and White Bear properties. To help furnish the Company’s additional cash requirements, management completed a financing on October 21, 2005, noted below, and sold portions of its marketable securities. Management has been cognizant of the dilution to shareholders caused by equity financing and sees the sale of its marketable securities as an alternative cash source to help preserve shareholder value.

On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share were issued for net proceeds of $1,207,163. The securities were subject to a four month hold period which expired on October 21, 2005. Finders’ fees were paid consisting of $7,980 in cash and 204,166 in common shares. In addition, the Company raised $13,700 from the exercise of 50,000 stock options.

On October 21, the Company completed a private placement financing announced on September 22, 2005 and amended on October 19, 2005. The non-brokered private placement was comprised of 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant. Each whole warrant is exercisable into one common share to October 20, 2006 at a price of $0.45 per common share. The securities have a hold period and may not be traded until February 21, 2006. Finder’s fees of $2,082 were paid in cash.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has active option agreements under which the Company was required to meet certain obligations during fiscal 2005 to keep the options in good standing:

•

On the Big Hill property in Newfoundland, the Company issued 60,000 common shares to Black Bart Prospecting Inc. and spent a minimum of $75,000 in exploration expenditures before July 31, 2005.

•

On the Blue Hill and White Bear properties in Newfoundland, the Company issued 21,000 common shares and must spend a minimum of $75,000 on exploration by March 16, 2006.

•

On the Couteau lake Property in Newfoundland, the Company issued 20,000 common shares and must spend $40,000 on exploration by April 22, 2006.

•

On Bravo Lake in Nunavut, the Company was required to spend a minimum of $71,000 on exploration before December 31, 2005.  This was accomplished prior to the end of the quarter.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

Included in marketable securities at September 30, 2005 are 1,162,500 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by a common director, Bernard Kahlert and 167,647 common shares of Fjordland Explorations Inc. a company related by a common director, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $2,860 owed by those companies for shared administrative expenses. Included in accounts payable is $13,166 owed to Diamonds North relating to shared office premises and administrative staff.

Given that the Company’s directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC.  In addition, management has adopted language from these provisions and incorporated them into the Company’s Code of Business Conduct and Ethics.

Proposed Transactions

None.

Critical Accounting Estimates

There have been no significant changes in critical accounting estimates from those disclosed in the annual MD&A for the year ended December 31, 2004.

Changes in Accounting Polices

The CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005. The adoption of this guideline did not have any impact on these financial statements.

Financial Instruments

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. The Company sold 557,500 shares of Diamonds North during the quarter and subsequent to the quarter end, sold another 243,000 shares.  The quoted market value of marketable securities at September 30, 2005 was $941,625.

FORM 51-102F1

Management Discussion and Analysis

For the Nine Months Ended September 30, 2005

_____________________________________________________________________________________

Other MD&A Requirements

Additional information relating to the Company, including the Company’s most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 39,599,648 issued common shares outstanding and the following unexercised stock options, warrants and agents’ options:

-Stock Options

Expiry Date	Exercise Price	Number of Shares
September 11, 2006	$0.23	179,332
January 23, 2008	$0.20	430,337
August 20, 2008	$0.26	221,666
September 10, 2008	$0.45	5,000
December 18, 2008	$0.50	75,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	791,000
September 6, 2009	$0.40	100,000
September 21, 2009	$0.40	200,000
January 24, 2010	$0.34	50,000
July 19, 2010	$0.25	783,000
		3,585,335

-Warrants

Expiry Date	Exercise Price	Number of Shares
October 20, 2006	$0.45	544,788
December 8, 2005/2006	$0.45/$0.50	2,500,000
		3,044,788

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer and Director

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB., P.Geo
Director

Michael Lee
Chief Financial Officer

Janice Davies
Corporate Secretary

Maynard E. Brown, LLB.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at September 30, 2005)

Shares Authorized: Unlimited
Shares Issued: 36,226,423

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, C.A.
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

COMMANDER RESOURCES LTD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: December 5, 2005

      /s/  Kenneth E. Leigh

By:___________________________

         Kenneth E. Leigh, President